

EMBRACE POSSIBILITIES, INVEST IN CERTAINTIES

Proxy Statement Supplement

April 15, 2019

This information supplements the proxy statement of Assured Guaranty Ltd., dated March 27, 2019, which we refer to as our Proxy Statement, and which we distributed to our shareholders in connection with our Annual General Meeting on May 8, 2019. This information should be read in conjunction with our Proxy Statement

ASSURED GUARANTY®

Forward-Looking Statements and Safe Harbor Disclosure



- This proxy statement supplement contains information that includes or is based upon forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements give the expectations or forecasts of future events of Assured Guaranty Ltd. (AGL) and its subsidiaries (collectively with AGL, Assured Guaranty or the Company). These statements can be identified by the fact that they do not relate strictly to historical or current facts and relate to future operating or financial performance

- Any or all of Assured Guaranty's forward looking statements herein are based on current expectations and the current economic environment and may turn out to be incorrect. Assured Guaranty's actual results may vary materially. Among factors that could cause actual results to differ adversely are: (1) reduction in the amount of available insurance opportunities and/or in the demand for Assured Guaranty's insurance; (2) rating agency action, including a ratings downgrade, a change in outlook, the placement of ratings on watch for downgrade, or a change in rating criteria, at any time, of AGL or any of its subsidiaries, and/or of any securities AGL or any of its subsidiaries have issued, and/or of transactions that AGL's subsidiaries have insured; (3) developments in the world's financial and capital markets that adversely affect obligors' payment rates or Assured Guaranty's loss experience; (4) the possibility that budget or pension shortfalls or other factors will result in credit losses or impairments on obligations of state, territorial and local governments and their related authorities and public corporations that Assured Guaranty insures or reinsures; (5) the failure of Assured Guaranty to realize loss recoveries that are assumed in its expected loss estimates; (6) increased competition, including from new entrants into the financial guaranty industry; (7) rating agency action on obligors, including sovereign debtors, resulting in a reduction in the value of securities in Assured Guaranty's investment portfolio and in collateral posted by and to Assured Guaranty; (8) the inability of Assured Guaranty to access external sources of capital on acceptable terms; (9) changes in the world's credit markets, segments thereof, interest rates or general economic conditions; (10) the impact of market volatility on the mark-to-market of Assured Guaranty's contracts written in credit default swap form; (11) changes in applicable accounting policies or practices; (12) changes in applicable laws or regulations, including insurance, bankruptcy and tax laws, or other governmental actions; (13) the impact of changes in the world's economy and credit and currency markets and in applicable laws or regulations relating to the decision of the United Kingdom to exit the European Union; (14) the possibility that acquisitions or alternative investments made by Assured Guaranty do not result in the benefits anticipated or subject Assured Guaranty to unanticipated consequences; (15) difficulties with the execution of Assured Guaranty's business strategy; (16) loss of key personnel; (17) the effects of mergers, acquisitions and divestitures; (18) natural or man-made catastrophes; (19) other risk factors identified in AGL's filings with the U.S. Securities and Exchange Commission (the SEC); (20) other risks and uncertainties that have not been identified at this time; and (21) management's response to these factors

- The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in Assured Guaranty's Form 10-K. The Company undertakes no obligation to update publicly or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in the Company's reports filed with the SEC

- If one or more of these or other risks or uncertainties materialize, or if the Company's underlying assumptions prove to be incorrect, actual results may vary materially from what the Company projected. Any forward looking statements in this presentation reflect the Company's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to its operations, results of operations, growth strategy and liquidity

- For these statements, the Company claims the protection of the safe harbor for forward looking statements contained in Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act)

Non-GAAP Financial Measures



This proxy statement supplement references financial measures that are not determined in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are identified as core, operating, PVP or non-GAAP. Although these non-GAAP financial measures should not be considered substitutes for U.S. GAAP measures, our management and Board consider them important performance indicators and have employed them, as well as other factors, in determining senior management incentive compensation. We referenced in the Management's Discussion and Analysis in our Annual Report on Form 10-K for the year ended December 31, 2018 certain of the non-GAAP financial measures we use in this proxy statement supplement. The definitions for those non-GAAP financial measures, which are listed below, and how they may be calculated from, and reconciled to, the most directly comparable GAAP financial measures, may be found on pages 92 to 97 of our Annual Report on Form 10-K for the year ended December 31, 2018

- *non-GAAP operating income*
- *non-GAAP operating shareholders' equity*
- *non-GAAP adjusted book value (ABV)*
- *PVP or present value of new business production*

This proxy statement supplement also references certain non-GAAP financial measures, which are identified as "core", that our management and Board also consider important performance indicators and have employed, as well as other factors, in determining senior management incentive compensation. These "core" measures, and how they are calculated from our GAAP financial statements, are as follows:

- *Core operating income per diluted share.* After making the adjustments to net income described on pages 93 to 94 of our Annual Report on Form 10-K, Management's Discussion and Analysis, Non-GAAP Financial Measures, to arrive at non-GAAP operating income, the Company subtracts the gain (or loss) related to financial guaranty variable interest entity (FG VIE) consolidation, net of the tax provision, also disclosed in such section of the Form 10-K, and to calculate the per diluted share amount, divides the result by the weighted average diluted Common Shares during the period

- *Core operating shareholders' equity per share.* After making the adjustments to shareholders' equity described on pages 94 to 96 of our Annual Report on Form 10-K, Management's Discussion and Analysis, Non-GAAP Financial Measures, to arrive at non-GAAP operating shareholders' equity, the Company subtracts the gain (or loss) related to FG VIE consolidation, net of the tax provision, also disclosed in such section of the Form 10-K, and to calculate the per share amount, divides the result by the number of Common Shares outstanding

- *Core ABV.* After making the adjustments to non-GAAP operating shareholders' equity described on pages 94 to 96 of our Annual Report on Form 10-K, Management's Discussion and Analysis, Non-GAAP Financial Measures, to arrive at non-GAAP adjusted book value (ABV), the Company subtracts the gain (or loss) related to FG VIE consolidation, net of the tax provision, also disclosed in such section of the Form 10-K, and to calculate the per share amount divides the result by the number of Common Shares outstanding

- *Core operating ROE.* Core operating ROE is calculated as core operating income divided by the average of core operating shareholders' equity at the beginning and end of the period

We Changed Our Executive Compensation Program This Year



- **Our 2018 performance was excellent:**

  - Our shareholders' equity per share, non-GAAP operating shareholders' equity per share and non-GAAP adjusted book value per share all reached record levels, at $63.23, $61.17 and $86.06, respectively;

  - Our gross written premiums were at $612 million, while our PVP, which we use to measure our new business production, was at $663 million, each the highest levels in 10 years;

  - Our reinsurance transaction with Syncora Guarantee Inc. (SGI) contributed to our premium achievements; in that transaction we assumed, generally on a 100% quota share basis, substantially all of SGI's insured portfolio and also reassumed a book of business previously ceded to SGI;

  - We returned to our shareholders approximately $571 million through repurchases of our common shares and dividend payments;

  - We completed the combination of our European insurance subsidiaries, simplifying our capital structure and creating a surviving entity with significant capital;

  - We continued our growth into the asset management area by acquiring a minority interest in the holding company of Rubicon Infrastructure Advisors, an investment firm active in the global infrastructure sector; and

  - We achieved the resolution of the insured debt of our first major Puerto Rico credit, the Puerto Rico Sales Tax Financing Corporation (COFINA)

- **The market rewarded us for our accomplishments with a total shareholder return (TSR) of nearly 15% for 2018**

- **Despite these achievements, we responded to last year's say-on-pay result by making changes to our executive compensation program, effective this year**

Changes to Short-Term Cash Incentive

What we changed	Why we changed it
We reduced the individual target cash incentive multiple for our CEO to 2.0x from 2.5x • This multiple is a component of our short-term cash incentive formula (see Appendix A), and its reduction results in a significantly reduced short-term incentive opportunity for our CEO this year compared to last year • Primarily as a result of this change, our CEO's short-term cash incentive payment this year was $713,000 less than last year, a reduction of more than 15%, despite our CEO receiving a higher total achievement score than last year for his very significant contributions during 2018	The reduction in this multiple brings our CEO's short-term cash incentive opportunity as a multiple of his base salary more in line with companies in our executive comparison group
Negative discretion was introduced for scoring the achievement of performance goals that were set below prior year actual results when results exceed the performance goals but are below prior year results • The Compensation Committee exercised that discretion in awarding achievement scores for 2018 performance related to two financial performance goals, reducing one to 100% and one to 110%, for results that were well above the goals but below prior year results • See Appendix B for our financial performance measures	For the reasons described in Appendix C, the Compensation Committee may set a financial performance goal at a level that it views as challenging but that is nevertheless below prior year results. The Compensation Committee believes that it is appropriate for executives to be scored at 100% when they achieve their goals. The Compensation Committee recognizes, however, that, depending on the circumstances, characterizing performance as extraordinary (with an achievement score over 100%) for results below the prior year results may not be appropriate in all circumstances

Changes to Long-Term Equity Incentive: Overview (1)

ASSURED GUARANTY



Old Equity Program
PSUs[1] (50%) Based on Share Price Thresholds
50%
3-Year Cliff-Vesting RSUs[2] (50%)
50%
New Equity Program
ABV[3] PSUs (30%) Target 15% Growth Over Three Years
Relative TSR[4] PSUs (30%) Target 55th Percentile of Comparison Index[5]
60%
3-Year Cliff-Vesting RSUs (40%)
40%

1. Performance Share Units
2. Restricted Share Units
3. Adjusted Book Value
4. Total Shareholder Return
5. The Comparison Index is the Russell Midcap Financial Services Index

Changes to Long-Term Equity Incentive: Overview (2)

What we changed	Why we changed it
The portion of equity compensation dependent on performance measures (PSUs) was increased from 50% to 60% • As a consequence, the portion of 3-year cliff vesting equity compensation (RSUs) was reduced to 40% from 50%	The Compensation Committee believes that increasing the portion of equity compensation dependent on meeting performance targets increases the incentive of its executives to improve the performance measures targeted
The Compensation Committee will no longer set share price hurdles for the last 18 months of a three-year performance period that determine whether, and how many, of our Common Shares are delivered for each PSU	Since the prices of our Common Shares may be influenced by many factors, including factors that may not be highly correlated to the long-term value of our Common Shares, the Compensation Committee believes that pre-established share price hurdles may no longer be the most appropriate performance measure for our PSUs

Changes to Long-Term Equity Incentive: ABV PSUs

What we changed	Why we changed it
Half of the PSUs granted in 2019, or 30% of the equity compensation, are tied to our growth in Core ABV per share during the three-year performance period; we refer to these as the ABV PSUs • The target growth rate is an aggregate of 15% over that three-year period, for which the executive officer earns one Common Share for each ABV PSU • At 80% of the target growth (or 12%), which we refer to as the threshold, the executive officer earns one-half share for each ABV PSU; for growth rates below that amount, the executive officer earns no Common Shares • At 120% of the target growth (or 18%) or above, which we refer to as the maximum, the executive officer earns two of our Common Shares for each ABV PSU • For Core ABV per share growth rates between the threshold and the target and between the target and the maximum, the amount of our Common Shares earned for each ABV PSU is based on straight-line interpolation	The Compensation Committee believes that Core ABV per share is the best measure of the intrinsic value of our Common Shares, and that growth in Core ABV per share will eventually result in growth in the price of our Common Shares



Changes to Long-Term Equity Incentive: Relative TSR PSUs

What we changed	Why we changed it
Half of the PSUs, or 30% of the equity compensation, are tied to the performance of our TSR relative to the TSR of the Russell Midcap Financial Services Index (Index) over the three-year performance period; we refer to these as the Relative TSR PSUs • The target Company TSR for that period is the 55th percentile of the Index, for which the executive officer earns one Common Share for each Relative TSR PSU • At the 25th percentile of the Index, which we refer to as the threshold, the executive officer earns one-half share for each Relative TSR PSU; for Company TSRs below that level, the executive officer earns no Common Shares • A Company TSR at the 95th percentile of the Index, which we refer to as the maximum, or above earns the executive officer 2.5 of our Common Shares for each Relative TSR PSU • For Company TSRs between the threshold and the target and between the target and the maximum, the amount of our Common Shares earned for each Relative TSR PSU is based on straight-line interpolation • The number of Common Shares that can be earned is capped at one share per Relative TSR PSU if the Company TSR is negative, even if above the 55th percentile of the Index	Since our ultimate goal is to create as much shareholder value as possible, the Compensation Committee believes that our long-term equity incentive compensation should also be based on our TSR. However, recognizing that share prices may be influenced by a number of factors, the Compensation Committee decided that a relative measure of TSR was most appropriate Since our company is the only publicly traded financial guarantor actively writing policies, there is no obvious group of companies relative to which our performance should be compared. The Compensation Committee considered a number of alternatives and ultimately selected the Russell Midcap Financial Services Index as the most appropriate benchmark The Compensation Committee considered setting the maximum award at 2.0 of our Common Shares per Relative TSR PSU for performance at the 75th percentile of the Index, but chose to further motivate the executives to achieve an extraordinary relative TSR at the 95th percentile. As a result, the final terms of the Relative TSR PSUs provide that should the executives achieve a relative TSR at the 75th percentile of the Index, the executives will be awarded only approximately 1.75 of our Common Shares for each Relative TSR PSU, an amount below the amount that would have been earned under the other structure considered, but extraordinary results at the 95th percentile of the Index enables the executives to earn superior awards

Our CEO's 2018 Compensation Package

- **Despite the fact that, in recognition of our CEO's extraordinary contributions in 2018 our Compensation Committee awarded him a total achievement score for 2018 above the achievement score it awarded him for 2017, the changes we made in our compensation program in response to last year's say-on-pay result and based on shareholder feedback and advice from Cook resulted in a lower compensation package for our CEO in 2018 than in 2017**

	2018 Performance Year	2017 Performance Year	Change
Fixed Compensation – Base Salary	$1,250,000	$1,250,000	--
Incentive Compensation			
Cash Incentive Compensation	$3,812,000	$4,525,000	(15.8)%
Long-Term Performance-Based Equity (PSUs)*	$3,600,000	$2,875,000	25.2%
Long-Term Time-Based Equity (RSUs)*	$2,400,000	$2,875,000	(16.5)%
Total Direct Compensation	**$11,062,000**	**$11,525,000**	**(4.0)%**

*The amount of long-term equity shown represents the target nominal value for the relevant performance year. The number of PSUs and RSUs granted is calculated by dividing such value by the average closing price on the NYSE of a Common Share over the 40 consecutive trading days ending on the date of the grant

Note: The compensation package presented in this table is different from the SEC-required disclosure in the Summary Compensation Table on page 53 of our Proxy and is not a substitute for information in that table

Appendix A:
Our Annual Cash Incentive Payment Formula


Core Operating Income per Share¹
Core Operating Return on Equity¹
PVP¹
Financial Goal Achievement Score¹
Core Operating Shareholder's Equity per Share¹
Core Adjusted Book Value per Share¹
67%
33%
Non-Financial Objectives Achievement Score¹
Annual Achievement Score¹
X
Target Cash Incentive Amount²
=
Annual Cash Incentive Payment

[1] All unweighted scores expressed as a percent from 0% to 200%

[2] Target cash incentive amount equals base salary times the target multiple, 2x in the case of the CEO



Appendix B:
Our Financial Performance Measures

- **Core operating shareholders' equity per share**
  - This is our equity concept, and excludes non-economic fair value adjustments as well as the impact of consolidating FG VIEs, on a per share basis (which is the basis relevant to our shareholders)
- **Core ABV per share**
  - This is our book value concept, and we believe it is the most comprehensive measure of our intrinsic value (excluding franchise value), on a per share basis (which is the basis relevant to our shareholders)
- **PVP**
  - This is our measure of the economic value of new insurance business added during a period, and is how we add value from financial guaranty and non-financial guaranty insurance originations to our core ABV
- **Core operating income per diluted share**
  - This is our measure of the income we are generating for our shareholders in a period, on a per share basis (which is the basis relevant to our shareholders)
- **Core operating ROE**
  - This is our measure of our capital efficiency in generating income for our shareholders during a period



Appendix C: Setting Our Financial Performance Goals

- ***PVP.*** Our annual business plan for 2018 challenged our executives to originate more financial guaranty business in 2018 than we originated in 2017. The Compensation Committee set our 2018 PVP performance goal more than 7% higher than our 2017 actual PVP, despite its expectations regarding the impact of the 2017 Tax Cut and Jobs Act and the credit spread environment
- ***Core Operating Income per Diluted Share and Core Operating Return on Equity.*** The financial performance goals the Compensation Committee set for core operating income per diluted share and core operating return on equity, based on the same annual business plan that challenged us to originate more business in 2018 than in 2017 despite the challenging business environment, were set lower than the actual results for these measures in 2017

  Why would the Compensation Committee set these financial performance goals at levels that were below our prior year actual results, and still view those goals as challenging?

  - When a financial guarantor writes a new financial guaranty policy, it does not earn the full amount of the premium immediately; rather, it earns the premium for the policy over the term of the policy, often as long as twenty or thirty years. In 2018, for example, only approximately 3% of the premiums we earned in 2018 related to new financial guaranty policies (excluding the SGI transaction) we wrote in 2018. The premiums a financial guarantor earns in a year are primarily related to business it wrote some time ago
  - Our earnings in a particular year may also be impacted by, among other things, strategic activities such as acquisitions, reinsurance transactions, loss mitigation activities and share repurchases, some of which activities may not be available to be repeated in the future. For example, our 2017 commutations of previously ceded insured portfolios and our 2017 acquisition of the European operating subsidiary of MBIA Insurance Corporation contributed $2.59 to our $5.31 core operating income per diluted share in 2017 and 4.8 percentage points to our 10.1% core operating return on equity in 2017
  - When the Compensation Committee sets the financial performance goals for a year, it typically does not consider significant contributions from potential or theoretical strategic activities that have not been finalized or share repurchases the funding of which require regulatory approvals that have not yet been obtained, when the conditions for success are highly contingent and outside of the executive officers' control, although it will consider such contributions in setting financial performance goals when it deems success more likely. Given the outsize positive impact on our Company of the successful achievement of at least some such endeavors, the Compensation Committee believes it is appropriate for its executive officers to be encouraged to pursue success in these areas by the cash incentive formula. Our string of successful transactions with legacy insurance companies and our success in our capital management program since 2013 attest to the effectiveness of the incentives this approach provides
- ***Core Operating Shareholders' Equity Per Share and Core Adjusted Book Value Per Share.*** The Compensation Committee also wants to encourage our executives to build intrinsic value in our Company over time for our shareholders, so it sets targets for core operating shareholder's equity per share and core adjusted book value per share, which measures it believes best capture the long-term value we are building for our shareholders

Assured Guaranty Contacts:

Robert Tucker
Senior Managing Director, Investor Relations and Corporate Communications
Direct: 212.339.0861
Rtucker at gltd.com

Andre Thomas
Managing Director, Equity Investor Relations
Direct: 212.339.3551
Athomas at agltd.com

Proxy Statement Supplement
April 15, 2019

